UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15D-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of December 2006

FIAT S.p.A.
(Translation of Registrant’s name into English)

Via Nizza 250
Torino, Italy 10126
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [X] Form 40-F [ ]

(Indicate by check mark whether the registrant by
furnishing the information contained in the form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes [ ] No [X]

TABLE OF CONTENTS
Sale of interests in Meridian Technologies Inc.

SIGNATURES

Sale of interests in Meridian Technologies Inc.

The Fiat Group, through Teksid S.p.A., and Norsk Hydro reached an agreement for the sale of their interests in Meridian Technologies Inc., 51% and 49% respectively, to a consortium of investors headed by the Swiss holding company Estatia AG. The total value of the transaction, subject to usual price adjustment conditions, is worth approximately 200 million Canadian dollars equivalent to 132 million euros.

The transaction is part of Teksid’s strategy to focus on its core business and is subject to the closing of the financing to the purchaser by financial institutions and approval by competent authorities.

For the Fiat Group this disposal will entail a loss at the consolidated level of approximately 20 million euros and a lower net debt for over 80 million euros.

Turin, December 6, 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: December 6, 2006

FIAT S.p.A.

BY: /s/ Fabio Spirito
_____________________________

Fabio Spirito

Power of Attorney